Correspondence

October 18, 2010

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission
Washington, DC  20549

RE:	Full Throttle Indoor Kart Racing Inc. Registration Statement on Form S-1 Amendment No. 2 Filed September 13, 2010 File No. 333-167799

Dear Ms. Ravitz:

This correspondence responds to the staff comments dated September 24, 2010.  This response letter is being transmitted via EDGAR on October 18, 2010 along with our amendment No.2 to the registration statement.

The following reproduces each of the staff’s comments followed by our supplemental response.

General

1.	We note your response to our prior comment 2 and reissue in part. Please remove the image of the car owned by Mr. Herrera.

We have removed the image of the car.

Offering Summary, page 3

2.	We note your response to our prior comment 3 and reissue in part. Please revise your offering summary to quantify your losses for the most recent audited period.

We have revised the first paragraph as follows with additional language in bold underline:

We, Full Throttle Indoor Kart Racing Inc., are a development stage company and do not have sufficient funds to execute our plan.  Our auditor has expressed substantial doubt as to our ability to continue as a going concern.  We have limited operating history and in fact have no operating location, no full or part time employees other than our president and have generated no income.  We have suffered losses since inception as we have incurred project development costs.  As of May 31th 2010, we have cash reserves of $89,236.  For the three month period ended August 31, 2010 we have unaudited cash reserves of $70,990.  Our losses since inception on July 10, 2009 through the fiscal year ended May 31, 2010 , our most recent audited periodare $11,086.  Our losses from the fiscal quarter ended August 31, 2010 are $16,160 bringing our losses from inception to August 31, 2010 to $27,246.    Our most significant expenses for the fiscal year ended May 31, 2010 were professional fees for legal and accounting expenses of $4,150 which includes stock based compensation of $2,500.  For the three month period ended August 31, 2010 our most significant unaudited expenses were professional fees for legal and accounting expenses of $7,121.  We believe our current burn rate of its cash resources for these activities will allow us to remain solvent for six to nine months but we will not be able to execute our business plans and commence operations without successful raising of capital from this offering.  Our current burn rate has been $10,000 per month or less.

4950 S. Yosemite Street, F2 #339 Greenwood Village, Colorado 80111
Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

3.	We note your response to our prior comment 2 and reissue in part. Please remove the image of the car owned by Mr. Herrera.

Please see the revised paragraph above.

4.
We do not understand your disclosure in the last sentence of the second paragraph on page 3 that "we will not be able to execute our business plans and commence operations with the raising of capital from this offering." Please reconcile this statement with the immediately succeeding paragraph.

We have corrected the sentence to read:  "we will not be able to execute our business plans and commence operations without the raising of capital from this offering."

Plan of Operations, page 22

5.
We note your response to our prior comment 12 and reissue in part, Please revise your plan of operations section to include a more detailed description of each of your anticipated milestones. Your discussion should include specific actions you intend to take during each period. For example, on page 22 you state that you anticipate that retail kart rental, food and beverage and ancillary retail sales will initially be your primary sources of revenue. Please revise to include a detailed description relating to your anticipated revenue generation during this period.

We have revised this section to insert Steps to Commencing Operations and Generating Revenue which contains narrative descriptions of steps to be taken to achieve our milestones listed in the charts.

Exhibits

6.
We note that your opinion of counsel refers only to the prior amendment filed on August 18, 2010 and as such no longer appears to apply to this offering. Please file a revised opinion of counsel applicable to each amendment.

A revised legal opinion has been filed.

4950 S. Yosemite Street, F2 #339 Greenwood Village, Colorado 80111
Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

Miscellaneous Revisions

Please note that we have filed unaudited financial statements for the three month period ended August 31, 2010.  We have extended the offering period to one hundred fifty days as the offering period will include November and December holidays.  We have revised the dilution table to reflect values as of August 31, 2010.  We have also replaced the date of September 10 with October 18 in the Ownership of Management section.  We have deleted “during the fiscal year ended May 31” from the first paragraph of the Executive Compensation section to clarify that no salary has been paid to date.

Please contact me as necessary at the address, telephone and fax numbers below.  Thank you for your assistance.

Sincerely,

/s/ Richard Herrera
Richard Herrera
President, CEO

4950 S. Yosemite Street, F2 #339 Greenwood Village, Colorado 80111
Phone: (303) 221 7223
FullThrottleIKR.com